

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2011

Hui Tian Tang
Chief Executive Officer
China BCT Pharmacy Group, Inc.
No. 102, Chengzhan Road
Liuzhou City, Guangxi Province, P.R.C. 545007

> **Re:** **China BCT Pharmacy Group, Inc.**
> **Correspondence submitted January 26, 2011 regarding**
> **Preliminary Revised Information Statement on Schedule 14C**
> **Filed January 18, 2011**
> **File No. 333-145620**

Dear Mr. Tang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to the comment in our letter dated January 25, 2011, and we partially re-issue that comment. Please revise to provide the disclosure required by Items 11(a) through 11(d) of Schedule 14A. Please ensure that your revised disclosure specifies the total number of shares of blank check preferred stock to be authorized.

2. Please revise your filing to include a representation that you do not have the present intent to issue any of the remaining blank check preferred stock (*i.e.*, non-Series A Preferred Stock).

3. Please revise your filing to include a representation, if true, that the Series A Preferred Stock will be issued for cash in an amount constituting fair value.

4. Please include a copy of the form of Certificate of Designation referenced on page three as an appendix to the proxy statement.

Please contact Damon Colbert at (202) 551-3581 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director